

August 25, 2010

David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701

> **Re:** **Superior Well Services, Inc.**
> **Schedule 14D-9/A**
> **Filed on August 24, 2010**
> **File No. 005-85521**

Dear Mr. Wallace:

We have reviewed your amended filing and have the following comments. Where prior comments are referenced, they refer to our letter dated August 20, 2010.

Item 2. Identity and Background of Filing Person, page 3

1.   Your revised disclosure in response to prior comment 2 still appears to disclaim responsibility for the accuracy or completeness of disclosure in your filing. Although we recognize that as a factual matter, you have not independently verified information provided by Parent, you are still responsible for ensuring that the disclosure in your filing is materially accurate and complete. Please revise to remove the implication that you are not responsible for the disclosure included in the Schedule 14D-9 or any related amendments.

Item 4. The Solicitation or Recommendation, page 11

Projected Financial Information Regarding the Company, page 19

2.   We reissue prior comment 5; your revised disclosure appears to be identical to the language addressed in prior comment 5.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: <u>Via Facsimile (713) 546-5401</u>
       Brett E. Braden, Esq.
       Michael E. Dillard, Esq.
       Latham & Watkins LLP